Exhibit 24(d)2

Gulf Power Company

1 Energy Place

Pensacola, Florida 32520

850-444-6111

April 30, 2008

Mr. W. Paul Bowers The Southern Company 30 Ivan Allen Jr., Blvd, N.W. Atlanta, GA 30308	Mr. Wayne Boston Southern Company Services, Inc. 241 Ralph McGill Boulevard Atlanta, GA 30308

Dear Sirs:

As an officer of Gulf Power Company, I hereby make, constitute, and appoint each of you my true and lawful Attorney in my name, place, and stead, to sign and cause to be filed with the Securities and Exchange Commission (1) this Company's Quarterly Reports on Form 10-Q during 2008, and (2) any necessary or appropriate amendment or amendments to any such reports and to this Company’s Annual Report on Form 10-K for the year ended December 31, 2007, each such report or amendments to such reports to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly,

/s/Philip C. Raymond

Philip C. Raymond

Vice President and Chief Financial Officer